EXHIBIT 99.1

ReOrbit selects Mynaric’s CONDOR Mk3 for Space-to-Space and Space-to-Ground Laser Communications Demonstration

MUNICH, June 25, 2024 –  Mynaric (NASDAQ: MYNA) (FRA: M0YN), a leading provider of industrialized, cost-effective and scalable laser communications products, today announced that it has been selected by ReOrbit to supply its CONDOR Mk3 terminal for its upcoming mission UKKO, aimed at demonstrating secure space-to-space and space-to-ground communication for Earth Observation.

“At ReOrbit, we firmly believe that the space industry is now entering the era of horizontal consolidation and vertical cooperation. As a leading player in the NewSpace economy, we work with an established supplier network for the hardware components, and this time, we are happy to source CONDOR Mk3 terminal from Mynaric for our upcoming UKKO mission. The future of space applications, where data sharing and communications take place not only from space to ground, but also from space to space - enabling satellites to network, communicate with each other and thus improve mission efficiency, starts today,” commented Sethu Saveda Suvanam, CEO and Founder of ReOrbit.

"We are honored that ReOrbit has chosen our advanced laser communications technology for their innovative software-first satellite," said Lubos Fedora, Senior Sales and Business Development Manager of Mynaric. “Mynaric has already proven that our terminals can link with others for satellite interoperability and the success of this demonstration will highlight the ability of ReOrbit satellites to operate within this framework.”

This program strengthens Mynaric’s position as a leading optical communications technology supplier to European organizations and government entities. Mynaric was previously selected by the European Space Agency (ESA) to investigate optical technologies for next generation high-throughput optical inter-satellite links and was selected by the German government for multiple projects to develop quantum communication capabilities.

In the first quarter of 2024, Mynaric announced that volume production had begun on the company’s flagship space terminal – the CONDOR Mk3, which is specifically designed for mass deployment as part of government and commercial satellite constellations. Mynaric was previously selected by Northrop Grumman as the sole supplier of optical communications terminals for the SDA’s Tranche 1 Transport and Tracking Layer programs and by York Space Systems for the SDA’s Tranche 1 Transport Layer. The company has also been selected by Northrop Grumman for the Space Development Agency’s Tranche 2 Beta and Alpha programs, by Rocket Lab for the SDA’s Tranche 2 Transport Layer – Beta program, by Loft Federal for SDA’s Experimental Testbed NExT, by Capella Space for commercial synthetic aperture radar (SAR) satellites, and others. In addition, Mynaric was named a key development partner for Phase 2 of DARPA’s Space-BACN program.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space, and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C.

For more information, visit mynaric.com.